UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 26, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 26 March 2020 - Today, Novo Nordisk A/S held its Annual General Meeting (AGM). To comply with all instructions and precautions taken by the Danish authorities in response to the coronavirus pandemic, shareholders were requested not to attend the meeting in person and instead follow the meeting via the live webcast.

“The global outbreak of coronavirus is a worldwide humanitarian crisis with serious and tragic consequences for thousands of people, and it is putting our societies under immense pressure” said Helge Lund, chairman of the of Board of Directors.

“Our key priorities are to safeguard the wellbeing of our employees and secure the continued supply of lifesaving medicines to the millions of people around the world who rely on these every day. Furthermore, we support impacted societies through different measures” said Lars Fruergaard Jørgensen, president and chief executive officer. “We follow the situation closely and adhere to the local authorities’ recommendations as circumstances change, and many employees across the company are currently working from home using digital tools”.

At the AGM Novo Nordisk further reviewed the coronavirus situation

Novo Nordisk continues conduct of all already-initiated clinical trials and no significant delays are expected in trials already close to finalisation. To reflect the current strain on the healthcare system, no new clinical trials are initiated.

All Novo Nordisk manufacturing sites are currently in operation ensuring continued supply of medicine to patients worldwide.

Most Novo Nordisk products are used for chronic treatment. However, during the period of social distancing implemented in many markets, fewer new patients are temporarily expected to initiate treatment.

Novo Nordisk maintains the financial outlook for 2020 as communicated on 5 February 2020. This is based on a number of assumptions in relation to impacts of the coronavirus including normalisation of patient flows in the beginning of second half of 2020.

Further update on the coronavirus impact will be provided in connection with the release of the financial results for the first three months of 2020 on 6 May 2020.

Resolutions adopted at the AGM

Financial year 2019

•	The Company’s statutory Annual Report 2019.
•	The actual remuneration of the Board of Directors for 2019 and the remuneration level for 2020.
•	The final dividend for 2019 of DKK 5.35 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2019 of DKK 8.35 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20 which was paid in August 2019 and the final dividend of DKK 5.35 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2020.

Elections

•	Re-election of Helge Lund as chairman of the Board of Directors.
•	Re-election of Jeppe Christiansen as vice chairman of the Board of Directors.
•	Re-election of Brian Daniels, Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Liz Hewitt, Kasim Kutay and Martin Mackay as members of the Board of Directors.
•	Re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspartner- selskab as the Company’s auditor.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B share capital is reduced by DKK 10,000,000 from DKK 372,512,800 to DKK 362,512,800. The Company’s A share capital of DKK 107,487,200 remains unchanged, whereby the Company’s share capital will amount to DKK 470,000,000.
•	Authorisation to the Board of Directors until the Annual General Meeting 2021 to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.
•	Authorisation to the Board of Directors to increase the Company's share capital for a period of one year until 26 March 2022 by a total of nominally DKK 2,000,000 for the authorisation under Article 5.3 in the Articles of Association (for employees without pre-emptive rights for shareholders) and a total of nominally DKK 47,000,000 for the authorisation under Article 5.4, (with or without pre-emptive rights for existing shareholders) subject to a total cap of nominally DKK 47,000,000 for both authorisations under Articles 5.3 and 5.4.

Other

•	A new Remuneration Policy.
•	Amendment of the standard agenda of the Annual General Meeting in the Articles of Association.
•	Donation to the World Diabetes Foundation.
•	A proposal from a shareholder to disclose information in the Annual Report on the ratio between executive and employee remuneration was not adopted.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Helge Lund (chairman of the Board and chair of the Nomination Committee)
•	Jeppe Christiansen (vice chairman of the Board and chair of the Remuneration Committee)
•	Brian Daniels (member of the Remuneration Committee and the Research & Development Committee)
•	Laurence Debroux (member of the Audit Committee)
•	Andreas Fibig (member of the Audit Committee)
•	Sylvie Grégoire (member of the Audit Committee, the Nomination Committee and the Research & Development Committee)
•	Liz Hewitt (chair of the Audit Committee and member of the Remuneration Committee)
•	Mette Bøjer Jensen (employee representative and member of the Nomination Committee)
•	Kasim Kutay (member of the Nomination Committee and the Research & Development Committee)
•	Anne Marie Kverneland (employee representative and member of the Remuneration Committee)
•	Martin Mackay (chair of the Research & Development Committee)
•	Thomas Rantzau (employee representative and member of the Research & Development Committee)
•	Stig Strøbæk (employee representative and member of the Audit Committee)

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 42,700 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 19 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 26, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer